Exhibit 99.3

FORM OF LETTER TO REGISTERED HOLDERS AND DTC PARTICIPANTS

GENZYME CORPORATION

Offer to Exchange

[                        ], 2010

Genzyme Corporation, or the “Issuer,” is offering, upon the terms and conditions set forth in the prospectus dated [                          ], 2010, and the enclosed letter of transmittal, to exchange up to $500,000,000 aggregate principal amount of 3.625% Senior Notes due 2015 and $500,000,000 aggregate principal amount of 5.000% Senior Notes due 2020, each of which has been registered under the Securities Act of 1933, as amended, for an equal principal amount of its outstanding 3.625% Senior Notes due 2015 (CUSIP Nos. 372917 AP9 and U32325 AB) and 5.000% Senior Notes due 2020 (CUSIP Nos. 372917 AR5 and U32325 AC3), each of which have not been so registered. The exchange offer is being made in order to satisfy certain obligations of the Issuer contained in the registration rights agreement dated as of June 17, 2010, by and among the Issuer and the other signatories to the agreement.

We are requesting that you contact your clients for whom you hold notes and inform them of the exchange offer. For your information and for forwarding to your clients for whom you hold notes registered in your name or in the name of your nominee, or who hold notes registered in their own names, we are providing the following documents with respect to each note:

1. the prospectus;

2. the letters of transmittal;

3. a Form W-9; and

4. the notices of guaranteed delivery.

Your prompt action is requested. The exchange offers will expire at 5:00 p.m., New York City time, on [                            ], 2010, unless we extend the offer beyond that date. You may withdraw notes that have been tendered pursuant to the exchange offer at any time before the exchange offer expires.

To participate in the exchange offer, you should carefully read and follow the instructions set forth in the letters of transmittal and the prospectus.

If the holders of notes wish to tender, but it is impracticable for them to forward their certificates for notes prior to the expiration of the exchange offer or to comply with the book-entry transfer procedures on a timely basis, they may tender the notes by following the guaranteed delivery procedures described in the prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

The Issuer will not pay any fees or commissions to brokers, dealers, nominees or other persons, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers. The Issuer will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Issuer will pay any stock transfer taxes payable on the transfer of notes to it, except as otherwise provided in Instruction 5 of the letter of transmittal.

You may direct any questions and requests for assistance with respect to the exchange offer or for additional copies of the prospectus, letters of transmittal and other enclosed materials to the exchange agent at its address and telephone number set forth on the front of the letters of transmittal.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as an agent of Issuer, the exchange agent, or any affiliate of either of them, or authorize you or any other person to make any statements or use any documents on behalf of any of them in connection with the exchange offers other than the enclosed documents and the statements contained therein.

Very truly yours,

GENZYME CORPORATION